Exhibit 21.1

CAPFORCE INC.

The following is a list of subsidiaries of CapForce Inc. as of December 31, 2025:

Name	Jurisdiction of Incorporation
CapForce International Holdings Ltd. (“CapForce International”)	Malaysia
CapForce International Singapore Pte Ltd. (“CapForce Singapore”)	Singapore
Sun Investment Enterprises Limited (“SIE” or the “Holding Company”)	British Virgin Islands
iCapX Sdn. Bhd. (“iCapX”)	Malaysia